SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               Schedule 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*

                      VALUEVISION INTERNATIONAL, INC.
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)

                                 92047K10
                              (CUSIP Number)

                    Montgomery Ward & Co., Incorporated
                           Montgomery Ward Plaza
                          Chicago, Illinois 60671
                          ATTN:  John L. Workman
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            September 5, 1996
          (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.

   Check the following box if a fee is being paid with the statement.
   (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
   (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
               Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





   Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                      (Continued on following pages)

   _____________________________________________________________________

   1.    Name of Reporting Person:

         Montgomery Ward & Co., Incorporated
   _____________________________________________________________________

   2.    Check the Appropriate Box if a Member of a Group:
                                                                   (a)

                                                                   (b) X
   _____________________________________________________________________

   3.    SEC Use Only
   _____________________________________________________________________

   4.    Source of Funds:  WC
   _____________________________________________________________________

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):
   _____________________________________________________________________

   6.    Citizenship or Place of Organization:  Illinois
   _____________________________________________________________________

                           7.    Sole Voting Power: 27,079,860  (But see

                                 Items 4 and 5)
   Number of               _____________________________________________
   Shares
   Beneficially            8.    Shared Voting Power: 0
   Owned By                _____________________________________________
   Each
   Reporting               9.    Sole Dispositive Power: 27,079,860 (But
   Person                        see Items 4 and 5)
   With                    _____________________________________________

                           10.   Shared Dispositive Power: 0
   _____________________________________________________________________

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
         27,079,860 (But see Items 4 and 5)
   _____________________________________________________________________

   12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
   _____________________________________________________________________

   13. Percent of Class Represented by Amount in Row (11): 49.1% (But see Items 4 and 5)
   _____________________________________________________________________

   14.   Type of Reporting Person:  CO
   _____________________________________________________________________

   _____________________________________________________________________

   1.    Name of Reporting Person:

         Montgomery Ward Holding Corp.
   _____________________________________________________________________

   2.    Check the Appropriate Box if a Member of a Group:         (a)

                                                                   (b) X
   _____________________________________________________________________

   3.    SEC Use Only
   _____________________________________________________________________

   4.    Source of Funds:  WC
   _____________________________________________________________________

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):
   _____________________________________________________________________

   6.    Citizenship or Place of Organization:  Delaware
   _____________________________________________________________________

                           7.    Sole Voting Power: 0
                           _____________________________________________
   Number of
   Shares                  8.    Shared Voting Power: 27,079,860(1) (But
   Beneficially                  see Items 4 and 5)
   Owned By                _____________________________________________
   Each
   Reporting               9.    Sole Dispositive Power: 0
   Person                  _____________________________________________
   With
                           10.   Shared Dispositive Power:
                                 27,079,860(1) (But see Items 4 and 5)
   _____________________________________________________________________

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
         27,079,860 (But see Items 4 and 5)
   _____________________________________________________________________

   12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
   _____________________________________________________________________

   13. Percent of Class Represented by Amount in Row (11): 49.1% (But see Items 4 and 5)
   _____________________________________________________________________

   14.   Type of Reporting Person:  CO
   _____________________________________________________________________


   (1) Solely in its capacity as the sole stockholder of Montgomery Ward & Co., Incorporated, an Illinois corporation.

   _____________________________________________________________________

   1.    Name of Reporting Person:

         Bernard F. Brennan
   _____________________________________________________________________

   2.    Check the Appropriate Box if a Member of a Group:         (a)

                                                                   (b) X
   _____________________________________________________________________

   3.    SEC Use Only
   _____________________________________________________________________

   4.    Source of Funds:  WC
   _____________________________________________________________________

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):
   _____________________________________________________________________

   6.    Citizenship or Place of Organization: United States
   _____________________________________________________________________

                           7.    Sole Voting Power: 0
                           _____________________________________________
   Number of
   Shares                  8.    Shared Voting Power: 27,079,860(1) (But
   Beneficially                  see Items 4 and 5)
   Owned By                _____________________________________________
   Each
   Reporting               9.    Sole Dispositive Power: 0
   Person                  _____________________________________________
   With
                           10.   Shared Dispositive Power:
                                 27,079,860(1) (But see Items 4 and 5)
   _____________________________________________________________________

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
         27,079,860 (But see Items 4 and 5)
   _____________________________________________________________________

   12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
   _____________________________________________________________________

   13. Percent of Class Represented by Amount in Row (11): 49.1% (But see Items 4 and 5)
   _____________________________________________________________________

   14.   Type of Reporting Person:  IN
   _____________________________________________________________________


   (1)Mr. Brennan is Chairman of the Board and Chief Executive Officer of each of Montgomery Ward & Co., Incorporated, an Illinois corporation, and Montgomery Ward Holding Corp., a Delaware corporation, and Designator under that certain Stockholders' Agreement dated as of June 17, 1988, as amended and restated to date, applicable to shares of common stock of Montgomery Ward Holding Corp. As Designator, Mr. Brennan has the right to designate a majority of the board of directors of Montgomery Ward Holding Corp. In addition, Mr. Brennan has the right to vote approximately 38% of the outstanding shares of common stock of Montgomery Ward Holding Corp.

   _____________________________________________________________________

   1.    Name of Reporting Person:

         Montgomery Ward Direct, L.P.
   _____________________________________________________________________

   2.    Check the Appropriate Box if a Member of a Group:         (a)

                                                                   (b) X
   _____________________________________________________________________

   3.    SEC Use Only
   _____________________________________________________________________

   4.    Source of Funds:  OO
   _____________________________________________________________________

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):
   _____________________________________________________________________

   6.    Citizenship or Place of Organization:  Delaware

   _____________________________________________________________________

   Number                  7.    Sole Voting Power: 1,484,993 (But see
   of                            Items 4 and 5)
   Shares                  _____________________________________________
   Beneficially
   Owned By                8.    Shared Voting Power: 0
   Each                    _____________________________________________
   Reporting
   Person                  9.    Sole Dispositive Power: 1,484,993 (But
   With                          see Items 4 and 5)
                           _____________________________________________

                           10.   Shared Dispositive Power: 0
   _____________________________________________________________________

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,484,993 (But see Items 4 and 5)
   _____________________________________________________________________

   12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
   _____________________________________________________________________

   13. Percent of Class Represented by Amount in Row (11): 4.8% (But see Items 4 and 5)
   _____________________________________________________________________

   14.   Type of Reporting Person:  PN
   _____________________________________________________________________

   _____________________________________________________________________

   1.    Name of Reporting Person:

         MW Direct General, Inc.
   _____________________________________________________________________

   2.    Check the Appropriate Box if a Member of a Group:         (a)

                                                                   (b) X
   _____________________________________________________________________

   3.    SEC Use Only
   _____________________________________________________________________

   4.    Source of Funds:  OO
   _____________________________________________________________________

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):
   _____________________________________________________________________

   6.    Citizenship or Place of Organization:  Delaware

   _____________________________________________________________________

                           7.    Sole Voting Power: 1,484,993(1) (But
                                 see Items 4 and 5)
                           _____________________________________________
   Number of
   Shares                  8.    Shared Voting Power: 0
   Beneficially
   Owned By                _____________________________________________
   Each
   Reporting               9.    Sole Dispositive Power: 1,484,993(1)
   Person                        (But see Items 4 and 5)
   With                    _____________________________________________

                           10.   Shared Dispositive Power: 0
   _____________________________________________________________________

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,484,993 (But see Items 4 and 5)
   _____________________________________________________________________

   12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
   _____________________________________________________________________

   13. Percent of Class Represented by Amount in Row (11): 4.8% (But see Items 4 and 5)
   _____________________________________________________________________

   14.   Type of Reporting Person:  CO
   _____________________________________________________________________

   (1) Solely in its capacity as the sole general partner of Montgomery Ward Direct, L.P., a Delaware limited partnership.

   This statement constitutes Amendment No. 3 to the Statement on
   Schedule 13D (the "Schedule 13D") filed March 22, 1995 by Montgomery Ward & Co., Incorporated, an Illinois corporation, Montgomery Ward Holding Corp., a Delaware corporation, and Bernard F. Brennan in connection with the beneficial ownership of shares of common stock, $.01 par value, of ValueVision International, Inc., a Minnesota corporation. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended through Amendment No. 2 thereto.

   Item 2.     Identity and Background.

         Item 2 is hereby amended by deleting subsection (a) thereof and by inserting in lieu thereof the following:

         (a) The undersigned, Montgomery Ward and Co., Incorporated, an Illinois corporation ("MW"), Montgomery Ward Holding Corp., a Delaware corporation ("Holding"), Bernard F. Brennan ("Brennan"), Montgomery Ward Direct, L.P., a Delaware limited partnership ("Direct") and MW Direct General, Inc., a Delaware corporation ("General") hereby file this Statement on Schedule 13D. The foregoing persons and entities are sometimes collectively referred to herein as the "Reporting Persons".

         Item 2 is also hereby amended by adding at the end of subsection (b)(c) thereof the following:

         Direct is a Delaware limited partnership whose principal business is direct-mail marketing. General is the sole general partner of Direct. All of the outstanding shares of General are owned by MW. The principal business address of Direct is 600 South Highway 169, St. Louis Park, Minnesota 55426. The principal business address of General is Montgomery Ward Plaza, Chicago, Illinois 60671. Mr. Brennan is Chairman and a director of General, Mr. Heine is a director of General and Mr. Workman is Treasurer of General. The only other executive officer of General is its Secretary, Philip D. Delk, whose business address is Montgomery Ward Plaza, Chicago, Illinois 60671 and whose principal occupation is as Vice President and Deputy General Counsel of MW.

   Item 3.     Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated as follows:

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the Purchased Shares (as defined herein) consisted solely of working capital of MW. MW has not yet determined the source of funds or other consideration to be used to exercise any Warrants (as defined herein) or New Warrants (as defined herein). If the transactions contemplated by the Restructuring Agreement described in Item 4 are consummated, New Warrants will be received by Direct as consideration for the acquisition by the Company of substantially all of the assets, and the assumption by the Company of enumerated liabilities, of Direct, as more fully described in Item 4 and in the Restructuring Agreement (including exhibits thereto), attached hereto as Exhibit 10 and incorporated herein by reference.

   Item 4.     Purpose of Transaction.

         Item 4 is hereby amended by deleting the fifteenth paragraph thereof and by inserting in lieu thereof the following:

         On September 5, 1996, MW and the Company entered into a Restructuring Agreement dated as of July 27, 1996 (the "Restructuring Agreement") with respect to a restructuring of the relationship between the Company and MW. Pursuant to the Restructuring Agreement, in connection with certain revisions to the terms of the Operating Agreement and the Related Agreements and the acquisition by the Company of the assets of Direct, those Warrants which have not yet become exercisable will, at the closing of the transactions contemplated by the Restructuring Agreement (the "Closing") be replaced with new warrants to purchase 1,484,467 Shares at an exercise price of $0.01 per Share ("New Warrants") and Direct will receive New Warrants with respect to 1,484,993 Shares. Certain of the vesting provisions, the termination rights, the adjustments and the pre-emptive rights described above with respect to the Warrants will be inapplicable to the New Warrants. At the Closing, the Operating Agreement will be revised to provide that MW's right to designate two directors to the Company's board will be reduced to the right to designate one director. In addition, the Company's obligation under the Operating Agreement with respect to the "cross-ownership rules" discussed above will be eliminated. The Restructuring Agreement provides that the Closing will occur on the date which is three business days after the date on which the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the acquisition by the Company of the assets of Direct shall have expired or been terminated. The foregoing description is qualified in its entirety by reference to the Restructuring Agreement (including the exhibits thereto) filed as
   Exhibit 10 hereto and incorporated herein by reference.

         On September 4, 1996, MW, the Company and Merchant Advisors, Limited Partnership ("MALP") entered into an agreement dated as of July 27, 1996 (the "MPLP Agreement") with respect to a contribution to be made by each of MW, the Company and MALP to Merchant Partners, Limited Partnership ("MPLP"). Each of MW and the Company are limited partners of MPLP and MALP is the sole general partner of MPLP. The MPLP Agreement provides that on the date of the Closing, MW will contribute to MPLP New Warrants with respect to 1,327,317 Shares and the Company would contribute to MPLP New Warrants with respect to 199,097 Shares. MALP would concurrently contribute to MPLP cash or a promissory note in an amount determined pursuant to the MPLP Agreement. The foregoing description is qualified in its entirety by reference to the MPLP Agreement filed as Exhibit 11 hereto and incorporated herein by reference.

         It is currently anticipated by the Reporting Persons that, immediately or shortly following the Closing, each of Direct and General will be dissolved and liquidated, and the New Warrants to be received at the Closing by Direct would thereafter be held directly by MW.

   Item 5.     Interests in Securities of the Issuer.

         Item 5 is hereby amended and restated as follows:

         According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1996, as of June 12, 1996, 29,376,748 Shares were outstanding. The calculations made pursuant to this Item 5 assume that the application of Rule 13d-3(d)(1)(i) promulgated under the Act could result in beneficial ownership by the Reporting Persons of all of the Shares subject to the Warrants.

         (a) Including the 25,000,000 Shares subject to the Warrants, MW may be deemed to beneficially own directly 26,280,000 Shares, which constitutes approximately 48.3% of the Shares outstanding including such 26,280,000 Shares. As set forth in Item 4 above, adjustments under the Warrants will be made pursuant to the Warrant Agreement. Assuming such adjustment to increase the Shares of Common Stock subject to the Warrants to 25,799,860, MW may be deemed to beneficially own approximately 49.1% of the Shares outstanding (including such 25,799,860 Shares). Both Holding and Brennan, through their relationship with MW, may be deemed to beneficially own all of the Shares beneficially owned by MW.

         If the transactions contemplated by each of the Restructuring Agreement and the MPLP Agreement referenced in Item 4 are consummated, it is anticipated that Direct will beneficially own (pursuant to Rule 13d-3 promulgated under the Act) 1,484,993 Shares (or approximately 4.8% of the Shares outstanding) and that MW will beneficially own (pursuant to such Rule 13d-3) 11,249,460 Shares (or approximately 28.6% of the Shares outstanding), including Shares directly owned by Direct. General, through its relationship with Direct, may be deemed to beneficially own all of the Shares beneficially owned by Direct. If the transactions contemplated by the MPLP Agreement are consummated, MPLP may be deemed to beneficially own (pursuant to Rule 13d-3) 1,526,414 Shares (or approximately 4.9% of the Shares outstanding. Each of the Reporting Persons disclaims any beneficial ownership with respect to Shares beneficially owned by MPLP.

         (b) Except as limited by the agreement contained in the Operating Agreement with respect to the election of directors as described in Item 4 above, MW will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Shares reported herein as owned directly by it. If the transactions contemplated by the Restructuring Agreement referenced in Item 4 are consummated, Direct will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Shares subject to the New Warrants to be received by it. Holding, as the sole stockholder of MW, and Brennan, as the Chairman of the Board and Chief Executive Officer of MW and as Designator, may each be deemed to share voting and dispositive power with respect to all Shares beneficially owned by MW. General, as the sole general partner of Direct, will have sole voting and dispositive power with respect to all Shares beneficially owned by Direct. MW, as the sole stockholder of General, and thereby each of Holding and Brennan, as set forth above, may each be deemed to share voting and dispositive power with respect to all Shares beneficially owned by Direct.

         (c) Except as set forth above, the Reporting Persons do not beneficially own any Shares and, except as set forth herein, have effected no transactions in Shares during the preceding 60 days.

   Item 7.     Material to be filed as Exhibits.

         Item 7 is hereby amended by adding thereto the following:

               Exhibit 10. Restructuring Agreement dated as of July 27,
                           1996 between MW and the Company.

               Exhibit 11. Agreement dated as of July 27, 1996 among MW,
                           MALP and the Company.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  September 6, 1996

                                    MONTGOMERY WARD & CO., INCORPORATED


                                    By:   /s/ JOHN L. WORKMAN
                                          John L. Workman, Executive
                                          Vice President and Chief
                                          Financial Officer


                                    MONTGOMERY WARD HOLDING CORP.


                                    By:   /s/ JOHN L. WORKMAN
                                          John L. Workman, Executive
                                          Vice President and Chief
                                          Financial Officer


                                    /s/ MYRON LIEBERMAN
                                    Myron Lieberman, as
                                    attorney-in-fact for
                                    Bernard F. Brennan


                                    MONTGOMERY WARD DIRECT, L.P.

                                    By: MW DIRECT GENERAL, INC.,
                                          its general partner


                                          By:/s/ JOHN L. WORKMAN
                                             John L. Workman, Treasurer

                                    MW DIRECT GENERAL, INC.


                                    By:   /s/ JOHN L. WORKMAN
                                          John L. Workman, Treasurer

                                 EXHIBIT A

      Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange
   Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

   Dated:  September 6, 1996

   MONTGOMERY WARD &                      MONTGOMERY WARD HOLDING CORP.
    CO., INCORPORATED


   By: /s/ JOHN L. WORKMAN                By:    /s/ JOHN L. WORKMAN
      John L. Workman,                    John L. Workman,
      Executive Vice President            Executive Vice President
      and Chief Financial Officer         and Chief Financial Officer



   /s/ MYRON LIEBERMAN
   Myron Lieberman, as
   attorney-in-fact for
   Bernard F. Brennan



   MONTGOMERY WARD DIRECT, L.P.

   By:MW DIRECT GENERAL, INC.,
      its general partner


      By:/s/ JOHN L. WORKMAN
         John L. Workman, Treasurer



   MW DIRECT GENERAL, INC.


   By:       /s/ JOHN L. WORKMAN
             John L. Workman, Treasurer